MARY JO MILLER Direct (503) 294-9636 mnmiller@stoel.com

October 3, 2007

BY EDGAR & FACSIMILE (202) 772-9210

David L. Orlic Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Comment Letter dated September 17, 2007

Interlink Electronics, Inc.

Registration Statement on Form S-1

Filed on August 13, 2007

File No. 333-145387

Form 10-K/A for the Fiscal Year Ended December 31, 2006

File No. 000-21858

Dear Mr. Orlic:

We are counsel to Interlink Electronics, Inc. (the “Company”). This letter constitutes the response of the Company to the Staff’s comments, dated September 17, 2007, to the Company’s Form S-1 filed on August 13, 2007 (the “Original Filing”) and Form 10-K/A for the fiscal year ended December 31, 2006. The Company has included each of the Staff’s comments and the Company’s responses below. Because substantially all of the Staff’s comments requested additional information, the Company is responding now with that information. As previously announced, the Company recently sold two of its four operating divisions and is working on financial statement disclosure relating to the divestiture. The Company is currently preparing amendment number one to the Original Filing (the “Amendment”) and will include the new financial statement disclosure and other changes, including the addition of additional information contained in this letter to the extent requested by the Staff, in the Amendment.

Comment 1 – General

Please update your financial statements and related disclosures to comply with Article 3-12 of Regulation S-X.

Response to Comment 1

The financial statements and related disclosures in the Amendment will be updated with financial information from the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007, as well as additional financial information relating to the divestiture.

Comment 2 – General

As noted in comment 12 below, the fee table and outside cover page of the prospectus purport to register 6,113,757 shares, but the column labeled “Number of Shares Offered” in the selling security holder table lists an aggregate of 5,952,375 shares. Even exclusive of your accrued interest calculation on the convertible notes appearing in footnote 2 of the fee table, there are 5,952,381 shares underlying the notes and the warrants. Please revise so that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response to Comment 2

The Company has recalculated and confirmed the number of shares issuable upon (i) the conversion of the principal balance of the Notes (3,968,250 shares), (ii) the conversion of accrued and unpaid interest on the notes for one 6-month period (161,369 shares) and (iii) the exercise of the warrants (1,984,125 shares), for a total of 6,113,744 shares. The number of shares registered in the fee table will be updated, as will the shares listed in the “Selling Securityholders” section of the prospectus, so that the two sections are consistent.

Comment 3 – Dollar Value of Underlying Securities

Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the underlying securities that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Response to Comment 3

The total dollar value of the underlying securities being registered for resale, based on (i) a total of 6,113,744 shares of Common Stock and (ii) $1.20, which was the market price (high) per share on July 20, 2007, the date the Convertible Note and Warrant Financing (the “Financing”) closed, is $7,336,492.80. The total dollar value of the underlying securities being registered for resale will be disclosed in the Amendment.

Comment 4 – Payments to the Investor and Affiliates

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes

Response to Comment 4

Please see Table C4 attached to this response letter. Table C4 contains the requested information, set forth for each selling securityholder. Penalty interest payments and potential cash payments in lieu of fractional shares issuable upon the conversion of notes are discussed via footnote and not included in Table C4, because the obligation to make any such payment and the amount, if any, of such payment are uncertain.

Assuming no conversion of the notes or exercise of the warrants and that all interest will be paid on time, the total interest paid to the selling securityholders with respect to the Financing in the first year following the sale of the notes will be $403,333.32.

The net proceeds to the Company from the sale of the notes, taking into consideration estimated legal and other fees in the amount of $49,710.00 incurred in connection with the Financing, equaled $4,950,290.00.

Comment 5 – Potential Profits on Conversion

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

•

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the debenture);

•

the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response to Comment 5

As illustrated in Table C5-A, no conversion discount applied to the securities underlying the convertible notes based on the market and conversion prices on July 20, 2007. Table C5-B provides in tabular format a summary of provisions in the notes whereby the conversion price per share or number of shares issuable upon conversion may be readjusted upon the occurrence of stated events. In addition to the tabular disclosure contained in Table C5-B, if the Company issues or sells, or is deemed to have issued or sold, shares of Common Stock for no consideration or for consideration per share less than the existing conversion price, then the conversion price per share may also be adjusted pursuant to a formula set forth in Section 4(i) of the notes. More detailed information can be obtained by referring to Section 4(i) of the form of 8% Convertible Note filed as Exhibit 10.12 to the Company’s Current Report on Form 8-K dated July 23, 2007.

Comment 6 – Total Potential Profit from other Securities

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response to Comment 6

In connection with the issuance of the convertible notes, each selling securityholder was granted warrants. The requested information, as it relates to these warrants, is set forth in Table C6. As with the securities underlying the convertible notes discussed in response to Comment 5, no exercise discount applied to the securities underlying the warrants based on the market and exercise prices on July 20, 2007. No selling securityholder holds any other convertible security of the Company.

Comment 7 – Comparison of Issuer Proceeds to Potential Investor Profit

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 4;

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 5 and comment 6.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment 4 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment 5 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response to Comment 7

Please see Table C7, which contains the requested tabular disclosure.

Comment 8 – Prior Transactions Between the Issuer and the Selling Securityholders

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response to Comment 8

Lawrence S. Barker and Thomas L. Thimot were appointed to the Board of Directors of the Company pursuant to an agreement, by and among the Company, Messrs. Barker and Thimot, SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P., SRB Greenway Offshore Operating Fund, L.P. and other parties, described more fully in footnote 3 to the “Selling Securityholders” table of the prospectus. As of the date of the Financing, Messrs. Barker and Thimot each owned options to purchase 7,500 shares of the Company’s Common Stock.1 These option grants were on the same terms and in the same amounts as option grants to the other directors of the Company, and were made pursuant to the Company’s established director compensation policy. Other than these option grants to Messrs. Barker and Thimot, there have been no prior securities transactions between the Company (or any of its predecessors) and the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding the Financing. The selling securityholders and their affiliates have acquired all prior securities of the Company in market transactions or private transactions between the selling securityholders (or their affiliates) and third parties not affiliated with the Company.

Comment 9 – Comparison of Registered Shares to Outstanding Shares

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

[1]	On September 19, 2007, the date of the Company’s 2007 annual meeting of the shareholders and 2007 annual meeting of the Board of Directors, Messrs. Barker and Thimot were each granted additional options to purchase 7,500 shares of the Company’s Common Stock pursuant to the Company’s established director compensation policy.

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response to Comment 9

Please see Table C9, which contains the requested tabular disclosure.

Comment 10 – The Issuer’s Intention and Ability to Make all Debentures Payments and the Presence or Absence of Short Selling by the Selling Securityholders

Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response to Comment 10

As reported in the Company’s Current Report on Form 8-K filed with the SEC on September 4, 2007, the Company recently completed the sale (the “Asset Sale”) of its OEM Remotes and Branded Business segments to SMK Electronics Corporation, USA and SMK – Link Electronics Corporation, a wholly-owned subsidiary of SMK, for an aggregate cash purchase price of $11,500,000, subject to certain post-closing price adjustments. The Company has the intention and, based on its receipt of proceeds from the Asset Sale and cash from operations, reasonably believes that it will have the financial ability to make all payments required under the terms of the notes.

None of the selling securityholders has an existing short position in the Company’s Common Stock.

Comment 11 – Relationships Between the Issuer and Selling Securityholders

Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response to Comment 11

The terms and conditions of the Financing are set forth in and governed by the following agreements, each of which has been included in the Index Exhibit and is incorporated into the Original Filing and the Amendment by reference. The material terms of the Financing are discussed in the “Offering Summary” section of the Original Filing and, to the extent requested by the Staff, can be discussed in greater detail in a new “Convertible Note and Warrant Placement” section in the Amendment.

•	The Purchase Agreement by and among the Company and the selling securityholders, the form of which has been filed as Exhibit 10.11 to the Company’s Current Report on Form 8-K dated July 23, 2007.

•

The Registration Rights Agreement by and among the Company and the selling securityholders, the form of which has been filed as Exhibit 10.14 to the Company’s Current Report on Form 8-K dated July 23, 2007.

•	The 8% Convertible Note given by the Company to each selling securityholder, the form of which has been filed as Exhibit 10.12 to the Company’s Current Report on Form 8-K dated July 23, 2007.

•	The Warrant issued by the Company to each selling securityholder, the form of which has been filed as Exhibit 10.13 to the Company’s Current Report on Form 8-K dated July 23, 2007.

Comment 12 – The Method by Which the Number of Registered Shares was Determined

Please consider disclosing in the prospectus the description appearing in footnote 2 of the fee table of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.

Response to Comment 12

As noted in response to Comment 2, the Company has recalculated and confirmed that the number of shares issuable upon (i) the conversion of the principal balance of the Notes (3,968,250 shares), (ii) the conversion of accrued and unpaid interest on the Notes for one 6-month period (161,369 shares) and (iii) the exercise of the Warrants (1,984,125 shares), total 6,113,744 shares. The “Selling Securityholders” section of the prospectus will be amended (a) so that the number of shares listed in the “Number of Shares Offered” table for each selling securityholder includes that selling securityholder’s portion of the shares listed in footnote 2 to the fee table as issuable upon conversion of accrued and unpaid interest on the principal balance of the notes for one 6-month period, including the method of calculating the number of shares, and (b) to be consistent with the numbers contained in the fee table.

Comment 13 – Information Regarding Institutional Selling Securityholders

With respect to the shares to be offered for resale by each selling shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response to Comment 13

Please refer to footnote (1) to the table in the “Selling Securityholders” section of the prospectus for information concerning the natural persons who exercise sole voting and investment control over Special Situations Fund III Q.P., L.P., Special Situations Fund III, L.P., Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P., and, consequently, over the shares to be offered, if any, by each of these selling securityholders.

Please refer to footnote (2) to the table in the “Selling Securityholders” section of the prospectus for information concerning the natural person who exercises sole voting and investment control over SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Offshore Operating Fund, L.P., and, consequently, over the shares to be offered, if any, by each of these selling securityholders.

JMP Asset Management is the general partner of Harvest Small Capital Partners, L.P. and Harvest Technology Partners, L.P. Joseph Jolson is the Chief Executive Officer of JMP Asset Management. Through his control of JMP Asset Management, Jolson is the natural person who exercises sole voting and investment control over Harvest Small Capital Partners, L.P. and Harvest Technology Partners, L.P, and, consequently, over the shares to be offered, if any, by each of these selling securityholders. This information will be disclosed in the Amendment.

Paul J. Solit is the natural person who exercises sole voting and investment control over Potomac Capital Partners, LP, Potomac Capital International Ltd. and Pleiades Investment Partners-R, LP, and, consequently, over the shares to be offered, if any, by each of these selling securityholders. This information will be disclosed in the Amendment.

Comment 14 – Selling Security Holders, Page 15

You indicate that the number of shares included in the table does not include shares issuable upon the conversion of accrued and unpaid cash interest. As the note provides that all payments of interest by the company are to be made in cash, please clarify in the prospectus the circumstances in which notes would be paid in shares. Indicate whether the company may unilaterally select cash or stock as the form of payment for interest. If the note holder has the discretion to select the form of payment of interest, the interest shares should be registered once the offering of those shares is complete. To the extent note holders do not have discretion regarding the form of payment for the interest, revise the table to include the specific number of shares being registered for the account of each named selling security holder, issuable to pay interest. If the number of shares you subsequently issue to a note holder in payment of interest exceeds the shares you include in the table for that selling security holder as interest shares, you should file a new registration statement to cover the resale of the additional shares.

Response to Comment 14

Pursuant to the terms of the notes, the Company is required to make interest payments to the selling securityholders on January 15 and July 15 of each year during the term of the notes. The last sentence of the preamble of the notes provides that “[a]ll payments of principal and interest by the Company under this note shall be made in United states dollars in immediately available funds to an account specified by the Holder.” There is no provision in the notes that grants either the Company or the note holder the option to make or receive, respectively, an interest payment in shares of Common Stock rather than cash. However, Section 4(a) of the notes provides that the holder has “the right, at its option at any time, to convert some or all of the note” into shares of Common Stock of the Company and, at that time only, also can elect to convert any accrued but unpaid interest on the note, or portion, so converted.

As noted in the Company’s response to Comment 12, the “Selling Securityholders” section of the prospectus will be updated so that the number of shares listed in the table entitled “Number of Shares Offered” includes for each selling securityholder that selling securityholder’s portion of the shares listed in footnote 2 to the fee table as issuable upon conversion of accrued and unpaid interest on the principal balance of the notes for one 6-month period.

Comment 15

Please tell us whether any selling shareholder that is not a natural person is a broker-dealer or an affiliate of a broker-dealer.

Response to Comment 15

JMP Asset Management, the general partner of Harvest Small Capital Partners, L.P. and Harvest Technology Partners, L.P., is a wholly-owned subsidiary of JMP Group. JMP Securities, a registered NASD broker-dealer, is also wholly-owned by JMP Group. Other than the foregoing, no selling securityholder that is not a natural person is a broker-dealer or an affiliate of a broker-dealer.

Comment 16 – Undertakings, Page II-2

You appear to be including the undertaking set forth in Item 512(a)(5)(i) of Regulation S-K, instead of the undertaking required by Item 512(a)(5)(ii). Please tell us how you are relying on Rule 430B.

Response to Comment 16

The undertaking set forth in Item 512(a)(5)(i) of Regulation S-K should not have been included in the Original Filing. The Company will remove the undertaking set forth in Item 512(a)(5)(i) of Regulation S-K from the Amendment and replace it with the undertaking required by Item 512(a)(5)(ii).

Comment 17 – Undertakings, Page II-2

You do not appear to include the undertaking required by Item 512(h) of Regulation S-K. Please include this undertaking or explain why you have not included it.

Response to Comment 17

The Company will include the undertaking required by Item 512(h) in the Amendment.

Comment 18 – Form 10-K/A for Fiscal Year Ended December 31, 2006

Item 9A. Controls and Procedures, page 44

Disclosure Controls and Procedures, page 44

Your conclusion that your disclosure controls and procedures were effective “to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management to allow required disclosure within the time periods specified in the Exchange Act” is more limited than what is called for under Rule 13a-15(e) of the Exchange Act The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer’s management . . . as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your subsequent periodic reports or any amendments to your previously filed periodic reports.

Response to Comment 18

The Company hereby confirms that, based on the evaluation of its disclosure controls and procedures as of December 31, 2006, the Company’s Chief Executive Officer and Chief Financial Officer believe, as of December 31, 2006, that the Company’s disclosure controls and procedures were effective to ensure that (i) information required to be disclosed by the Company is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. The Company intends to comply with the requirements of Rule 13a-15(e) of the Exchange Act by including the preceding two statements in the controls and procedures section of its subsequent periodic reports or any amendments to its previously filed periodic reports.

The Company understands you may have additional comments based on the foregoing responses. Please address any questions or comments you may have about this letter or the respective filings to me at (503) 294-9636.

Very truly yours,

/s/ Mary Jo N. Miller
Mary Jo N. Miller

cc:	E. Michael Thoben, III

John J. Halle

TABLE C4

PAYMENTS TO INVESTORS AND AFFILIATES IN CONNECTION

WITH CONVERTIBLE NOTE AND WARRANT PLACEMENT(1)

Selling Securityholder or Affiliate	Type of Payment	Dollar Amount of Payment
Special Situations Fund III Q.P., L.P.	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $22,760.00. Subsequent biannual interest payments: $23,139.33. Interest payment at final maturity on July 19, 2010: $505.78

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)	Liquidated damages for each 30-day period: $8,535.00.

Special Situations Fund III, L.P.	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $3,120.00. Subsequent biannual interest payments: $3,172.00. Interest payment at final maturity on July 19, 2010: $69.33.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)	Liquidated damages for each 30-day period: $1,170.00.

Special Situations Technology Fund, L.P.	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $11,880.00. Subsequent biannual interest payments: $12,078.00. Interest payment at final maturity on July 19, 2010: $264.00.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)	Liquidated damages for each 30-day period: $4,455.00.

Special Situations Technology Fund II, L.P.	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $81,240.00. Subsequent biannual interest payments: $82,594.00. Interest payment at final maturity on July 19, 2010: $1,805.33.

Selling Securityholder or Affiliate	Type of Payment	Dollar Amount of Payment
Liquidated damages equal to 1.5% of the
principal balance of the note for each
30-day period (or pro rata portion thereof)
following October 18, 2007 during which
the registration statement has not been
	declared effective.(4)	Liquidated damages for each 30-day period: $30,465.00.

SRB Greenway Capital, L.P.	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $3,616.00. Subsequent biannual interest payments: $3,676.27. Interest payment at final maturity on July 19, 2010: $80.36.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)	Liquidated damages for each 30-day period: $1,356.00.

SRB Greenway Capital (Q.P.), L.P.	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $31,356.00. Subsequent biannual interest payments: $31,878.60. Interest payment at final maturity on July 19, 2010: $696.80.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)	Liquidated damages for each 30-day period: $11,758.50.

SRB Greenway Offshore Operating Fund, L.P.	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $1,308.00. Subsequent biannual interest payments: $1,329.80. Interest payment at final maturity on July 19, 2010: $29.07.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)	Liquidated damages for each 30-day period: $490.50.

Harvest Small Capital Partners, L.P.	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $9,600.00. Subsequent biannual interest payments: $9,760.00. Interest payment at final maturity on July 19, 2010: $213.33.

Selling Securityholder or Affiliate	Type of Payment	Dollar Amount of Payment
Liquidated damages equal to 1.5% of the
principal balance of the note for each
30-day period (or pro rata portion thereof)
following October 18, 2007 during which
the registration statement has not been
	declared effective.(4)	Liquidated damages for each 30-day period: $3,600.00.

Harvest Technology Partners, L.P.	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $1,920.00. Subsequent biannual interest payments: $1,952.00. Interest payment at final maturity on July 19, 2010: $42.67.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)	Liquidated damages for each 30-day period: $720.00.

Potomac Capital Partners, LP	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $13,678.56. Subsequent biannual interest payments: $13,906.54. Interest payment at final maturity on July 19, 2010: $303.97.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)	Liquidated damages for each 30-day period: $5,129.46.

Potomac Capital International Ltd.	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $9,790.20. Subsequent biannual interest payments: $9,953.37. Interest payment at final maturity on July 19, 2010: $217.56.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)	Liquidated damages for each 30-day period: $3,617.33.

Pleiades Investment Partners-R, LP	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $9,731.23. Subsequent biannual interest payments: $9,893.42. Interest payment at final maturity on July 19, 2010: $216.25.

Selling Securityholder or Affiliate	Type of Payment	Dollar Amount of Payment
Liquidated damages equal to 1.5% of the
principal balance of the note for each
30-day period (or pro rata portion thereof)
following October 18, 2007 during which
the registration statement has not been
	declared effective.(4)	Liquidated damages for each 30-day period: $3,649.21.

Assuming no conversion of the notes or exercise of the warrants, and that all interest will be paid on time, the total interest paid to the selling securityholders with respect to the Financing in the first year following the Financing will be $403,333.32. In the event that the selling securityholders convert their notes or exercise their warrants in the first year following the Financing, it is not possible to calculate accurately the total possible payments to the selling securityholders, including any sale of Common Stock received upon conversion or exercise, because the amount received by the selling securityholders is dependant on a number of factors, including the number of shares sold, market conditions and negotiated terms in any non-market transaction.

(1)

This table does not include (i) any repayment of principal on the notes or (ii) any potential cash payment for any fractional share of Common Stock issuable upon the conversion of the unpaid principal balance and any accrued and unpaid interest under a note. Cash payments in lieu of the issuance of fractional shares have not been included in this table because any such payment is contingent on a number of factors and is not subject to accurate calculation.

(2)

Interest accrues from July 19, 2007 on the unpaid principal balance of the note outstanding at a rate equal to eight percent (8%) per annum (computed on the basis of the actual number of days elapsed in a 360-day year) until the note is (i) converted into Common Stock as provided in the note or (ii) paid in full by the Company on the stated maturity date. Interest on the note accrues and is payable semiannually on each January 15 and July 15, commencing on January 15, 2008, to the holder of record on the immediately preceding January 1 or July 1, as applicable. Except as provided in the note, the principal amount of the note can not be prepaid or redeemed by the Company prior to the stated maturity date of July 19, 2010.

(3)	In addition to scheduled interest, in the event that any interest payment is not paid when due, such overdue amount will bear interest at a rate of fifteen percent (15%) per annum until paid in full.
(4)	Any such payments must be made to the selling securityholders in cash and are not convertible into shares of Common Stock.

TABLE C5-A

TOTAL POTENTIAL PROFITS UPON CONVERSION OF NOTES

The following table presents information necessary to determine the profit, if any, the selling securityholders might realize as a result of any conversion discounts for shares of Common Stock underlying the notes, calculated as of July 20, 2007, the closing of the Financing.

Market price (high) per share of Common Stock on July 20, 2007:	$1.20

Conversion price per share of Common Stock on July 20, 2007:	$1.26

Total possible number of shares of Common Stock underlying the notes (assuming conversion of the entire principal amount and accrued and unpaid interest for one six month period):	4,129,619

Aggregate market price of all shares underlying the notes, calculated using the market price (high) per share of Common Stock on July 20, 2007:	$4,955,542.80

Aggregate conversion price of all shares underlying the notes, calculated using the conversion price per share of Common Stock on July 20, 2007:	$5,203,319.94

Total possible conversion discount to the market price as of July 20, 2007:	None.

TABLE C5-B

POSSIBLE ADJUSTMENTS TO CONVERSION PRICE AND

NUMBER OF SHARES ISSUABLE UPON CONVERSION

Pursuant to the terms of the notes, the conversion price per share of Common Stock and the number of shares of Common Stock issuable upon conversion of the notes may be adjusted upon the occurrence of specified events and in the manner described in the following table.

Event	Adjustment to Conversion Price and Number of Shares Issuable Upon Conversion

(1)    The Company pays a dividend or makes a distribution on its Common Stock in shares of Common Stock; or

The Company subdivides its outstanding shares of Common Stock into a greater number of shares; or

The Company combines its outstanding shares of Common Stock into a smaller number of shares; or

The Company issues, by reclassification of its outstanding shares of Common Stock, any shares of its capital stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation).

(1)    The conversion price in effect immediately prior to the date on which such event becomes effective will be adjusted by multiplying such conversion price by a fraction, of which:

•     the numerator is the number of shares of Common Stock outstanding immediately prior to the change, and

•     the denominator is the number of shares of Common Stock outstanding immediately after giving effect to the change.

The number of shares issuable upon conversion of the note will be adjusted by multiplying the number of shares issuable upon conversion of the note immediately prior to the date on which the event becomes effective by a fraction, of which:

•     the numerator is the conversion price in effect immediately before the date on which the change becomes effective, and

•     the denominator is the conversion price in effect immediately after giving effect to the change, calculated in accordance with the formula set forth above.

(2)    The Company fixes a payment date for the making of a distribution to all holders of Common Stock (including any distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of (a) evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends or distributions referred to above), or (b) subscription rights or warrants.

(2)    The conversion price to be in effect after the payment date shall be determined by multiplying the conversion price in effect immediately prior to the payment date by a fraction, of which:

•     the numerator is the total number of shares of Common Stock outstanding multiplied by the Market Price (as determined pursuant to the terms of the notes) of Common Stock immediately prior to such payment date, less the fair market value (as determined by the Board of Directors in good faith) of said assets or evidences of indebtedness so distributed, or of such subscription rights or warrants, and

•     the denominator is the total number of shares of Common Stock outstanding multiplied by the Market Price immediately prior to the payment date.

TABLE C6

TOTAL POTENTIAL PROFIT FROM OTHER SECURITIES

The following table presents certain information necessary to determine the total profit, if any, the selling securityholders might realize as a result of any exercise discounts for shares of Common Stock underlying the warrants, calculated as of July 20, 2007, the closing of the Financing.

Market price (high) per share of Common Stock on July 20, 2007:	$1.20

Exercise price per share of Common Stock on July 20, 2007:	$1.51

Total possible shares of Common Stock underlying the securities (assuming complete conversion/exercise):	1,984,125

Combined market price of all shares underlying the securities, calculated using the market price (high) per share of Common Stock on July 20, 2007:	$2,380,950.00

Combined exercise price of all shares underlying the securities, calculated using the exercise price per share of Common Stock on July 20, 2007:	$2,996,028.70

Total possible exercise discount to the market price as of July 20, 2007:	None.

TABLE C7

COMPARISON OF COMPANY PROFITS TO POTENTIAL INVESTOR PROFIT

Gross proceeds paid or payable to the Company in the Financing:	$5,000,000.00

Total of quantifiable payments to the selling securityholders with respect to the Financing in the first year following the Financing as set forth in the Company’s response to SEC Comment 4:	$403,333.32

Estimated legal, accounting and other fees and expenses incurred in connection with the Financing:	$49,710.00

Net proceeds to the Company as set forth in the Company’s response to SEC Comment 4:	$4,950,290.00

Combined total possible profit to be realized by the selling securityholders as a result of any conversion and exercise discounts regarding the securities underlying the notes and warrants:	None.

Total quantifiable payments to the selling securityholders with respect to the Financing in the first year following the Financing, expressed as a percentage of net proceeds to the Company ($403,333.32/$4,950,290):	8.15%

Term of the notes:	3 years

Total quantifiable payments to the selling securityholders with respect to the Financing expressed as a percentage, averaged over the term of the notes:	8.22%

TABLE C9

COMPARISON OF REGISTERED SHARES TO OUTSTANDING SHARES

Number of shares outstanding[1] prior to the Financing held by persons other than selling securityholders, affiliates of the Company and affiliates of the selling securityholders:	7,441,802

Number of shares registered for resale by the selling securityholders or affiliates of the selling securityholders in prior registration statements:	0

Number of shares registered for resale by the selling securityholders or affiliates of the selling securityholders that continue to be held by the selling securityholders or affiliates of the selling securityholders:	0

Number of shares that have been sold in registered resale transactions by the selling securityholders or affiliates of the selling securityholders:	0

Number of shares registered for resale on behalf of the selling securityholders or affiliates of the selling securityholders in the current transaction:	6,113,744

[1]	The calculation of the number of outstanding shares does not include any securities underlying any outstanding convertible securities, options or warrants.